UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

RoyaltyTraders, LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

Erik Cain” Royalty Share Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Throughout this Annual Report, we refer to Sean Peace and Alexander Guiva together as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The table below shows key information related to the offering of each series of Royalty Share Units as of the date of this Annual Report.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount	Maximum Offering Amount	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid (1)	Status(2)
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$7,871.17	Closed
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A	Withdrawn
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$1,149.85	Closed
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A	Withdrawn
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A	Withdrawn
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	None to Date	Closed
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	None to Date	Closed
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	[ ]	N/A	N/A	Withdrawn
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	None to Date	Closed
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	[ ]	N/A	N/A	Closed
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	[ ]	N/A	N/A	Closed
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	[ ]	N/A	N/A	Closed

(1)	Represents total distributions paid to holders of Royalty Share Units as of the date of this Annual Report.
(2)	In this column, “Open” indicates that the offering has been qualified by the SEC and the company is actively accepting investments in that offering. “Closed” indicates that the offering was previously Open and accepting investments, but is now no longer accepting investments. “Not Yet Qualified” indicates that the offering has not yet been qualified by the SEC, and therefore is not open for investment. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the company has subsequently decided to cancel, returning any investments received by the company from investors in that offering and preventing any future investment in that offering.

Item 1. Business

Overview of our Company

Our company is a limited liability company formed on March 18, 2021, pursuant to the Delaware Limited Liability Company Act, or the LLC Act. We founded RoyaltyTraders LLC with the mission to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists’ creations. The SongVest Platform allows investors to pick and invest in the royalty streams from compositions by artists, and receive royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest Platform to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

Market Opportunity

SongVest is poised to take advantage of the growth of two industries – the music industry, and the growth of centralized marketplaces and crowdfunding platforms. SongVest intends to provide a music platform where investors can purchase shares linked to the royalties of songs via a Royalty Share Agreement.

We believe music royalty owners, such as artists, record labels, songwriters, producers and estate heirs, are looking for ways to diversify their holdings and liquidity. The current options for financing music revenue streams are limited. In addition, investors and fans have limited access to music royalty investment opportunities because they usually do not have direct access to the holders of music rights. We believe there is a market opportunity to provide music fans with an opportunity to invest in multiple music royalty streams at a fractional level for as little as $10 to $20.

Our goal is not just to be an investment platform, but more importantly serve as a central hub for music fans where we can engage with them, which may potentially help boost streaming and other revenue streams of the artists and record labels. Because our fans are investors and have a vested interest in the success of the music they have invested in, we believe it will be a rewarding experience for them.

SongVest has the opportunity to advance the investment music space through its portal that is intended to provide updated information on which artist and album is trending across multiple social, sales, and streaming data streams. This is where fans can come to find new investment opportunities and share the investments they have made. Our expertise in music sales and marketing will facilitate music fan and investor interactions and will be sought after not only for investment purposes but also for our music market expertise.

We believe the music industry is poised for continued growth after a decline because of COVID. Goldman Sachs’ Music Industry’s long-term growth forecast predicts a 26% rise in 2021 and an 18% increase in 2022, with compound annual growth rate (CAGR) settling in at 6% for the period of 2019 to 2030.

In addition, we have seen more and more fans and artists use centralized marketplaces, such as Kickstarter, Indiegogo, and Patreon to create different revenue streams which supports the thesis that if we create a marketplace that allows royalty owners to capitalize on their future royalty earnings today, there is an interest in those types of opportunities.

Key Aspects of Our Business

SongVest Platform

The SongVest Platform at www.songvest.com is intended to be a platform that connects investors with different royalty stream investments and provides further opportunities for the royalty owners to engage with investors and music fans.

The SongVest Platform will have two main goals: (i) the listing of offerings we have for investment; and (ii) serving as a music portal that will provide social, sales, concert, and streaming data to showcase the artists and songs that are driving the royalty investments.

We intend for investors in our offerings to be able to view the Royalty Share Units they own via the SongVest Platform, as well as view royalty information about payments. We intend to release an expanded version of the SongVest Platform in the next 6 months that will include an enhanced user dashboard including greater access to royalty information and expanded analytical capabilities.

Pipeline

We will market to songwriters, producers, publishers and record labels to build the pipeline for investments on the SongVest portal. While songwriters, producers and publishers are more likely to want to monetize their assets, record labels will see this as a way to directly connect with fans in ways they have not been able to before. We believe the real upside is in being able to educate record labels that this new way to have a direct connection with fans will allow them not only to increase current album revenue but also provide other forms of upsell and cross-sell opportunities to drive more revenue.

Competition

Our closest competitors are Royalty Exchange in the US and ANote in Europe. We are currently working on signing up top record labels, artists and obtaining industry backing to lock in SongVest as a first mover status given that our business model is different from the competition.

Royalty Share Agreements

It is our intention that each Royalty Share Agreement we enter into will be based on a template royalty agreement that acts as a standard baseline, however, variations may occur. Generally, only certain terms of the baseline royalty agreement will be subject to negotiation with each royalty holder. We believe that many royalty owners will not “sell” 100% of their Music Royalty Assets in perpetuity but only sell a portion of them for a certain period of time. Therefore, our royalty agreements will be for a certain percentage of the Music Royalty Asset royalty income and for a certain period of time. We are expecting 30 to 40 year terms. We may also offer shorter term offerings with 3 to 10 year terms for sellers who just need a much shorter term and have a smaller financial need. We expect, though, that each Royalty Share Agreement will be structured as a purchase option agreement, which gives us the right, but not the obligation, to purchase the Music Royalty Asset, typically through the proceeds of the offering for the series related to that Royalty Share Agreement.

Our Manager

The company has elected to be a manager managed limited liability company. Under the operating agreement, Sean Peace and Alexander Guiva are designated as the managers of our company. Throughout this Annual Report, we refer to both managers together as the manager as they may act independently with full authority as “manager” of our company. Our manager will assist the company in identifying Music Royalty Assets to be acquired using the proceeds from the offerings we conduct.

See Item 3. “Directors and Officers” of this Annual Report for additional information regarding our manager.

Indemnification of our Manager

The operating agreement provides that none of our manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Music Royalty Asset Selection

Our asset selection criteria were established by our manager and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s historical performance data and assumptions about its ability to produce future royalty income. Our manager, will endeavor to select assets with known royalty income history that have the opportunity to continue to produce royalty income for years to come. Our manager also considers the artist, the release date, top chart position, current social media statistics and other data points that might influence the future earnings of the song or songs represented in the Music Royalty Asset.

We will partner with artists, songwriters, producers, royalty owners and record labels to select songs, albums, and catalogs to be subject to a Royalty Share Agreement. We may select and bundle artists and albums for certain series of Royalty Share Units based on genre, relative success of past albums, fan base demographics, or other factors that make such assets fit together as a cohesive package.

Sourcing.

We have sales reps that will engage potential artists, record labels and songwriters who are interested in participating in the SongVest offerings. They will qualify potential prospects and work with them to understand the opportunity and pull the appropriate materials together. Sales reps are, and will be, paid via commission only on the value of deals sourced and closed upon by the company that such sales reps have introduced to our company.

As compensation for these services, our company will receive a Sourcing Fee equal to 16% of the “purchase price” – i.e., price to purchase the asset set forth in the applicable Royalty Share Agreement for a Music Royalty Asset. The “purchase price” is determined by the company in its sole discretion - however, may utilize a “second price” auction to help determine an appropriate purchase price for an asset. The Sourcing Fee may be waived or reduced by our manager on per series basis.

Due Diligence.

When evaluating an asset, we will consider the growth, its potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from music advisors in our network, precedent and comparable transactions, among other metrics. We will also complete diligence on the royalty owners themselves and their assets. We will validate that there are no tax liens, divorce decrees, UCC filings or other factors that might encumber or impact the future royalty streams. The diligence process will be a part of a memo that will be put together for an investment review.

Asset Management.

Management of Music Royalty Assets we acquire will involve management of the relationship with the royalty rights holders, as well as oversight of compliance with the terms of the Royalty Share Agreements entered into by the company and royalty holders, to ensure that the company is receiving all payments owed to it pursuant to the terms of the applicable Royalty Share Agreement. The company will monitor the royalty distributions that are due on Music Royalty Assets and will allocate royalty streams to the right owners in a timely manner after such distributions are received by the company.

As compensation for such services, our company will receive an Administrative Fee equal to a certain percentage (up to a maximum of 10%) of value of the royalty payments collected by our company to be distributed to holders of the Royalty Share Units. Such percentage will be determined by for each series on an individual basis. We note that Administrative Fees will only be deducted from distributions actually made to holders of Royalty Share Units—and if there are no royalty payments paid, no Administrative Fees will be received by our company.

Employees

The company does not currently have any employees except for its two managers. We are currently using consultants for sales, marketing, operations, and finance, but will be looking to add full-time staff down the road. The company also currently has two sales reps, who are not employees of the company, and work on a hybrid base plus commission basis.

Government Regulation

The types of music royalties available to our company are governed by U.S. copyright law. The Copyright Act establishes compulsory license fees for musical works categorized as “mechanical royalties” along with the writers share and publishers share of music copyright. Additionally, we may utilize other types of royalty streams, like producers share or other specific royalty generating areas that can be contractually secured.

Legal Proceedings

None of our company or our manager is presently subject to any material legal proceedings.

Other SongVest Operations

Our company owns and operates the SongVest Platform. In addition to providing a platform through which our Royalty Share Units may be offered and sold, the SongVest Platform is also a marketplace where music royalty rights can be purchased and sold through traditional commercial contract processes, such as assignments or advances. The SongVest Platform facilities the sales by holders of such assets to purchasers for a commission. From time to time, the company may also broker music catalog deals, assisting in the sale of an artist’s entire catalog to a seller. For all such sales made on the SongVest Platform, our company usually charges a fee equal to 12.5% of the proceeds from the sale. The music royalty rights that are sold on the SongVest platform in this manner are sold as a whole asset to a single purchaser, and are not subdivided in any way.

Our company intends to continue these activities on the SongVest Platform, and to continue generating revenues from these operations – but such activities will be kept separate and apart from the offerings described in this Annual Report.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Music Royalty Assets made by our company will be allocated amongst the various series of Royalty Share Units. By way of example, it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Music Royalty Asset)
Revenue	Revenue from royalty income	Allocable pro rata to the holders of the related Royalty Share Units after deduction of expenses.

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Professional expenses related to the submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Audit and accounting work related to the regulatory paperwork or	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Escrow agent fees for the administration of escrow accounts related to each series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Compliance work including diligence related to the preparation of a series	The amount to be recovered by our company as stated in the Use of Proceeds above.

Sourcing Fee	Compensation for due diligence and efforts to secure a Music Royalty Asset	The amount to be recovered by our company as stated in the Use of Proceeds above.

Administrative Fee	Compensation for administration of the royalty payments to holders of the Royalty Share Units	Amount to be paid to our company is a percentage (not to exceed 10%) of the value of the royalty payments collected by our company to be distributed to holders of each series of Royalty Share Units. Such percentage will be determined on a series by series basis by our company.

Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation on March 18, 2021, our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues. Revenues are generated at the company level. From our inception (March 18, 2021) through December 31, 2021, we generated $204,092 in gross revenues. For the year ended December 31, 2022, we generated $551,211 in gross revenues. This change represents an increase in gross revenues of $347,119 in 2022 compared to 2021. Though the fiscal year (FY) 2021 period was shorter at approximately 9.5 months from inception to year end, our average monthly revenue increased from approximately $21,483 in FY 2021 to approximately $45,934 in FY 2022. Revenues were generated in 2022 and 2021 primarily from commissions earned by our company on private sales of music catalogs to purchasers in private, one-off transactions, as well as from Sourcing Fees earned in connection with our offerings of Royalty Share Units. Our company also received minimal revenues from Administrative Fees charged on distributions to investors in our Royalty Share Units in 2022. Revenues increased in 2022 primarily from more, and larger, private sales of music catalogs in 2022 compared to 2021, and to a lesser extent, due to additional Sourcing Fees earned by the company as a result of more offerings of Royalty Share Units closing in 2022 compared to 2021.

Operating Expenses. From our inception (March 18, 2021) through December 31, 2021, we incurred $703,425 in operating expenses. For the year ended December 31, 2022, we incurred operating expenses of $1,316,587, an increase of $613,162 from 2021. Though average monthly expenses increased between FY 2021 ($74,045) and FY 2022 ($109,716), expenses as a percentage of revenue decreased, which demonstrates a gain in efficiency as our cost of earning a dollar in revenue continues to decline.

For the year ended December 31, 2022, the most significant components of our operating expenses consisted of contractor payments to our internal team members, which was the majority of our operating expenses in 2022. The next largest component of operating expenses were marketing & sales expenses incurred in connection with sales efforts related to our business of selling music catalogs and advances to our customers, which comprised approximately a third of our operating expenses in 2022. The company also incurred legal expenses in the normal course of business and capital raise expenses of $57,793 related to our Regulation Crowdfunding offering of the company commenced on August 3, 2022. The company recorded $36,199 in straight line depreciation expense for capitalized software placed into service in January 2022 with a 3-year useful life. Additionally, we recorded $15,000 as a provision for bad debts expense for receivable amounts aged over 90 days. The remainder of operating expenses during this period were general & administrative expenses, which were primarily comprised of accounting and audit services, software expenses, and rent for our offices.

The largest increases in operating expenses from 2021 to 2022 were contractor payments and marketing and sales expenses. Our contractor payments increased significantly in 2022 as we expanded our workforce in 2022. Our marketing and sales expenses increased in 2022 as a result of us conducting significantly more offerings of Royalty Shares in 2022 compared to 2021. Finally, as stated above, our 2021 fiscal year was only approximately 9.5 months, compared to a full fiscal year in 2022, which led to increased operating costs in general in 2022.

Interest Expense. From our inception (March 18, 2021) through December 31, 2021, we incurred $4,383 in interest expense related to the November 23, 2021 note purchase agreement (amended March 25, 2022) detailed further below in this section under “Indebtedness”. We incurred total interest expense of $95,596 for the 2022 fiscal year related to the November 23, 2021 note purchase agreement (amended March 25, 2022), the May 27, 2022 promissory note, and the October 28, 2022 line of credit promissory note detailed further below in this section under “Indebtedness”.

Net Loss. As a result of the foregoing, we incurred a net loss of $861,282 for the year ended December 31, 2022, as compared to a net loss of $503,716 for the period from the inception of the company (March 18, 2021) through December 31, 2021.

On September 30, 2021, the company commenced its first offering of its Royalty Share Units for the “Hit The Quan” Royalty Share Agreement. As of February 2022, we had sold all 1,950 Royalty Share Units pursuant to this offering for gross proceeds of $31,200. However, as the company elected to waive the Sourcing Fee payable to the company for this initial offering, the company received no proceeds from this offering. We began distributing the first royalties received in connection to this offering to investors in May 2022. Since closing our first offering, the company has received proceeds from seven closed offerings of Royalty Share Units as of the date of this Annual Report, receiving total gross proceeds of $199,944 from all of our Royalty Share Units offerings that have closed to date.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of December 31, 2022, our company had $73,428 in cash on hand, compared to $239,624 as of December 31, 2021. As of the date of this Annual Report, the company is generating revenues from operations (via selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform, as well as earning Sourcing Fees from our qualified offerings of Royalty Share Units, and Administrative Fees on distributions being paid to holders of our Royalty Share Units). As of the date of this Annual Report, the company has closed seven offerings and received total gross proceeds of $199,944 from all of our Royalty Share Units offerings that have closed to date. Our company believes it will receive sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations. If we are not able to obtain sufficient funding from our revenues to implement our plan of operations, we will consider seeking additional financing from outside sources, including debt and/or equity financing opportunities.

Issuances of Equity

In March 2021, the company issued a total of 270,100 of Series A Units at a price of $1.00 per unit. 20,100 of these units were purchased by Sean Peace for $20,100, and 250,000 were purchased by Alex Guiva for $250,000 for total proceeds of $270,100. In June 2021, issued an additional 249,900 of Series A Units at a price of $1.00 per unit resulting in a total of 500,000 Series A Units outstanding at a price of $1.00 per unit in an exempt offering under Section 4(a)(2) of the Securities Act.

In April 2021, the company issued 2,000,000 Common Units in exchange for certain assets contributed into the company by Sean Peace, pursuant to the Contribution Agreement included in this Annual Report as Exhibit 6.1

On March 29, 2022, the company closed an issuance of 55,549 Common Units for the amount of $200,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On August 3, 2022, our company commenced a Regulation Crowdfunding offering in which it is seeking to raise up to $5,000,000 from the issuance of Simple Agreements for Future Equity (“SAFEs”) to investors. As of December 31, 2022, our company has entered into SAFEs with investors in exchange for cash of $94,531, net of issuance costs. As of the date of this Annual Report, that number has increased to $112,986. The SAFEs have no interest rate or maturity date and are convertible at the option of our company upon an equity financing of our company in which up to $5,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of our company issued in such equity financing.

In February 2023, the company closed on a sale of 5,906 Common Units for the amount of $30,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Per the March 25, 2022 amendment, the note may be paid off at the company’s option any time prior to July 31, 2022 (originally the payoff date was set to March 31, 2022). If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. A copy of this note purchase agreement, convertible note and warrant are included as exhibit 6.7 to this Annual Report. A copy of the amendment to this note purchase agreement is filed as exhibit 6.8 to this Annual Report.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $240,000 due at the end of the 12 month term of the loan. A copy of this note is filed as exhibit 6.10 to this Annual Report. On September 19, 2022, this note was amended to increase the total loan amount to $250,000 at the same interest rate. The term was extended to 12 months from the date of amendment. A copy of this amendment is filed as exhibit 6.11 to this Annual Report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this Annual Report, our company borrowed $100,000 under the LOC, which currently entitles Mr. Guiva to 1% of the fully diluted membership interests in the company.

A copy of the LOC and Warrant Purchase Agreement are filed as Exhibits 6.12 and 6.13, respectively, to this Annual Report.

On January 10, 2023, our company issued an additional unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $100,000. The note is due on January 10, 2024, and accrues interest at 20% per annum. Our company may prepay principal and interest on this the note prior to its due date at any time without penalty. A copy of this note is filed as exhibit 6.21 to this Annual Report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement.

As of December 31, 2022, the company had sold Simple Agreements for Future Equity (SAFEs) in its Regulation Crowdfunding offering of $94,531. On February 28, 2023 the company closed its Regulation Crowdfunding offering of Simple Agreements for Future Equity (SAFEs), and stopped taking on new investment in that offering, having raised a total of $112,986 in this offering.

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan. The promissory note matures on July 31, 2023 with interest accruing at 10% per annum as well as a profit-sharing provision of 11% of profit on a future planned music royalty deal as specified in the agreement.

Plan of Operations & Trend Information

We plan to launch approximately 20 to 30 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue collecting Sourcing Fees from Music Royalty Assets that our company sources that are purchased using the proceeds of our offerings, and from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company. In fiscal year 2022, the company commenced collecting royalty streams and began making distributions to purchasers of Royalty Share Units, but has not, and does not expect to, distribute any dividends to holders of the company’s equity securities.

We believe that we will receive sufficient funding from a combination of revenues from our current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 3. Directors and Officers

Our company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy.

The following table sets forth the name and position of each person designated as a manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Sean Peace	Manager	54	March 2021	Full-time
Alexander Guiva	Manager	44	March 2021	Part-time (10 hours)

Sean Peace. Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances. Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Alexander Guiva. Mr. Guiva is a co-founder of RoyaltyTraders LLC. Over the last fifteen years, Mr. Guiva has been an investor in the technology, music, food and manufacturing companies in the US and internationally and closed more than 50 M&A transactions. He serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. Mr. Guiva is an active investor in the music royalty space, as featured in the Forbes magazine, and his portfolio of royalty assets include works by Cardi B, Cage The Elephant, Dire Straits, Willow Smith, Madcon and others. Mr. Guiva graduated with a BA in Economics from Lyon College.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Responsibilities of our Manager

Our manager will be responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Such responsibilities will include, but are not limited to, the following:

●	evaluating Music Royalty Asset acquisitions;

●	evaluating any third party offers for Music Royalty Asset acquisitions;

Compensation of the Manager

The company does not intend to compensate the manager for its services as the company’s manager.

Through December 31, 2022, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation		Other Compensation	Total Compensation
Sean Peace	Manager	$99,000	(1)	$0	$99,000
Alexander Guiva	Manager	$0	(2)	$0	$0

(1)	Our company has entered into an employment agreement with Sean Peace. Pursuant to this agreement, Mr. Peace is entitled to a base salary of $84,000. In addition, Mr. Peace is eligible to receive bonus compensation based on the performance of our company. For each month, Mr. Peace is entitled to receive additional compensation based on our company’s gross revenues that month, up to a maximum of $3,000 if our company earns $12,000 that month. If Mr. Peace were to receive his maximum bonus under this compensation structure, he could earn a maximum of $120,000 per year. $15,000 of the total compensation shown in the table above was comprised of bonuses earned by Mr. Peace in 2022. We will evaluate Sean Peace’s compensation every year and may adjust it in the future as determined by the board members other than Mr. Peace. It is expected that Mr. Peace’s annual base compensation will increase to $170,000 in 2023. This increase in compensation has not yet occurred as of the date of this Annual Report.
(2)	Mr. Guiva currently does not receive any compensation, but our company has agreed start paying Mr. Guiva a quarterly fee equal to 2% of its quarterly EBITDA when and if our company achieves EBITDA of over $500,000 for a twelve-month period. Such amount will be paid on a quarterly basis to Mr. Guiva. This increase in compensation has not yet occurred as of the date of this Annual Report.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our company’s management, directors, and holders of 10% or more of any class of our voting securities as of May 1, 2023.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of total voting power[1]
Membership Interests (comprised of Series A Units and Common Units)	Sean Peace 1053 East Whitaker Mill Rd, Suite 115, Raleigh 27604	20,100 shares of Series A Units 1,775,000 shares of Common Units [2]	N/A	79%[2]

[1]	Percentage of total voting power is based on 2,461,455 Common Units outstanding plus 500,000 Series A Units outstanding as of the date of this Annual Report
[2]	Mr. Peace has transferred 225,000 of his personally-owned Common Units to various company shareholders as non-voting, non-transferrable restricted units. However, Mr. Peace retained voting power over those transferred shares. As such, Mr. Peace has voting power equal to 2,000,000 Common Units, plus his 20,100 Series A Units.

Item 5. Interest of Management and Others in Certain Transactions

On April 26, 2021, our company entered into a Contribution Agreement with Sean Peace, a significant owner of our company, and a member of our manager. Pursuant to this agreement, Mr. Peace assigned and transferred all of his rights and assets in the SongVest Platform to our company, including the websites and domains associated with the SongVest Platform, all legal templates and documents used to complete royalty-related transactions, the full pipeline of potential royalty transactions, all CRM contacts and records of prior conversations and all other, tangible and intangible assets in his possession that are used to conduct royalty-related transactions to the company in exchange for issuance of 2,000,000 Common Units of our company. Prior to entering into the Contribution Agreement, Mr. Peace was the sole owner of the SongVest Platform, and all related rights and assets of the SongVest Platform.

On March 18, 2021, our company entered into a Service Order Agreement with DevelopScripts, LLC, a software developer, for software development services related to the development of the enhanced version of the SongVest Platform. DevelopScripts, LLC is controlled by Alex Guiva, a significant owner of our company, and a member of our manager.

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The terms of the warrant and the convertible note were subsequently amended via an amendment entered into between Mr. Guiva and the company on March 25, 2022. The warrant (as amended) entitles Mr. Guiva to 2.0% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note (as amended) is November 23, 2023, and it carries an interest rate of 12.5% per annum. The note may be paid off at the company’s option any time prior to July 31, 2022. The amendment stipulates that for the company to pay off the promissory note, an amount of no less than $500,000.00 in cash must be available for operations after such a payment is made, unless agreed to in writing by both parties of this agreement. If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $240,000 due at the end of the 12 month term of the loan. A copy of this note is filed as exhibit 6.10 to this Annual Report. On September 19, 2022, this note was amended to increase the total loan amount to $250,000 at the same interest rate. The term was extended to 12 months from the date of amendment. A copy of this amendment is filed as exhibit 6.11 to this Annual Report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this Annual Report, our company borrowed $100,000 under the LOC, which currently entitles Mr. Guiva to 1% of the fully diluted membership interests in the company.

A copy of the LOC and Warrant Purchase Agreement are filed as Exhibits 6.12 and 6.13, respectively, to this Annual Report.

On January 10, 2023, our company issued an additional unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $100,000. The note is due on January 10, 2024, and accrues interest at 20% per annum. Our company may prepay principal and interest on this the note prior to its due date at any time without penalty. A copy of this note is filed as exhibit 6.21 to this Annual Report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement.

Item 6. Other Information

None.

Item 7. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Financial Statements

As of December 31, 2022 and 2021

and for the Year Ended December 31, 2022 and for the Period from

March 18, 2021 (Inception) through December 31, 2021

INDEPENDENT AUDITOR’S REPORT

To the Members of

RoyaltyTraders, LLC

d/b/a SongVest

Raleigh, North Carolina

Opinion

We have audited the accompanying financial statements of RoyaltyTraders, LLC (a Delaware limited liability company) d/b/a SongVest (the “Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the year ended December 31, 2022 and for the period from March 18, 2021 (inception) through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RoyaltyTraders, LLC d/b/a SongVest as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 18, 2021 (inception) through December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RoyaltyTraders, LLC d/b/a SongVest and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company reported net losses during the year ended December 31, 2022 and for the period from March 18, 2021 through December 31, 2021 and reported negative cash flows from operations during the year ended December 31, 2022 and for the period from March 18, 2021 through December 31, 2021 and as such, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RoyaltyTraders, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

ArmaninoLLP
St. Louis, Missouri

April 28, 2023

RoyaltyTraders, LLC

d/b/a SongVest

Balance Sheets

December 31, 2022 and 2021

	2022	2021
ASSETS

Current assets
Cash	$73,428	$239,624
Restricted cash	482,540	47,264
Accounts receivable, net	15,752	5,099
Music royalty advances	85,124	92,107
Total current assets	656,844	384,094

Software - website development, net	102,257	74,929

Total assets	$759,101	$459,023

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$77,065	$111,574
Accounts payable - related parties	21,958	-
Escrow payable	482,540	47,124
Accrued interest and other	72,103	3,390
Due to related parties, current maturities	550,000	-
Total current liabilities	1,203,666	162,088

Due to related parties, net, less current maturities	50,902	288,151
Simple agreement for future equity	94,531	-
Total liabilities	1,349,099	450,239

Members’ equity (deficit)	(589,998)	8,784

Total liabilities and members’ equity (deficit)	$759,101	$459,023

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Statements of Operations

For the Year Ended December 31, 2022 and

For the Period from March 18, 2021 (inception) through December 31, 2021

	2022	2021
Revenue	$551,211	$204,092

Operating expenses	1,316,587	703,425

Loss from operations	(765,376)	(499,333)

Other expense
Interest expense	95,596	4,383
Current income taxes	310	-
Total other expense	95,906	4,383

Net loss	$(861,282)	$(503,716)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Statements of Changes in Members’ Equity (Deficit)

For the Year Ended December 31, 2022 and

For the Period from March 18, 2021 (inception) through December 31, 2021

Balance, March 18, 2021	$-

Capital contributions	500,000

Warrant issuance	12,500

Net loss	(503,716)

Balance, December 31, 2021	8,784

Capital contributions	200,000

Warrant issuance	62,500

Net loss	(861,282)

Balance, December 31, 2022	$(589,998)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Statements of Cash Flows
For the Year Ended December 31, 2022 and

For the Period from March 18, 2021 (inception) through December 31, 2021

	2022	2021
Cash flows from operating activities
Net loss	$(861,282)	$(503,716)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of debt discount	25,251	651
Depreciation	36,199	-
Changes in operating assets and liabilities
Accounts receivable	(10,653)	(5,099)
Music royalty advances	6,983	(92,107)
Accounts payable	(34,509)	112,661
Accounts payable - related parties	21,958	-
Escrow payable	435,416	46,037
Accrued interest and other	68,713	3,390
Net cash used in operating activities	(311,924)	(438,183)

Cash flows from investing activities
Payments for software and website development	(63,527)	(74,929)
Net cash used in investing activities	(63,527)	(74,929)

Cash flows from financing activities
Capital contributions	200,000	500,000
Proceeds from line-of-credit from related party	75,000	-
Proceeds from debt issued from related party	250,000	287,500
Proceeds from simple agreement for future equity	94,531	-
Proceeds from issuance of warrant	25,000	12,500
Net cash provided by financing activities	644,531	800,000

Net increase in cash, cash equivalents and restricted cash	269,080	286,888
Cash, cash equivalents and restricted cash, beginning of period	286,888	-
Cash, cash equivalents and restricted cash, end of period	$555,968	$286,888

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$73,428	$239,624
Restricted cash	482,540	47,264
	$555,968	$286,888

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$26,883	$342

Supplemental schedule of noncash investing and financing activities
Warrant allocation	$37,500	$-

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Allowance for doubtful accounts

Management regularly assesses the collectability of accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management’s assessment of collectability is based on the age of the underlying receivable. When management determines an amount to be uncollectable, it is charged-off against the allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $15,000 and $0 at December 31, 2022 and 2021, respectively.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous additions are made to the website development resulting in additional costs expected to be associated with the website development in future years.

Leases

The Company leases an office space and residential apartment and records these as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $226,527 for the year ended December 31, 2022 and $137,451 for the period from March 18, 2021 through December 31, 2021, respectively.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

3.	CHANGE IN ACCOUNTING PRINCIPLES

The Company adopted Financial Accounting Standards Board Topic (“FASB”) Accounting Standards Codification (“ASC”) 842, Leases, using the modified-retrospective transition as of January 1, 2022, the date of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to not reassess expired or existing contracts for lease identification, the lease classification for any existing or expired leases, or the initial direct costs for any existing leases. The Company elected to use the implicit rate when it is readily determinable. When the implicit rate is not provided, to determine the present value of lease payments, management uses a risk- free rate for a period comparable with that of the lease term in determining the present value of future lease payments. The Company also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the Statement of Operations on a straight-line basis over the lease term. As all leases were recorded as short-term rentals, the Company did not record a right-of-use asset or lease liability.

Adoption of the new standard had no impact on the Company’s net operations or beginning equity.

4.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of December 31, 2022 and 2021.

5.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

5.	PROPERTY AND EQUIPMENT (continued)

Property and equipment consisted of the following:

	2022	2021
Software - website development capitalized	$138,456	$-
Software - website development in progress	-	74,929
	138,456	74,929
Software - accumulated depreciation	(36,199)	-
	$102,257	$74,929

Depreciation expense on software - website totaled $36,199 for the year ended December 31, 2022 and $0 for the period from March 18, 2021 through December 31, 2021, respectively.

6.	RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $12,500 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $37,500 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount.

The convertible note bears interest at 12.5% and matures on November 23, 2023. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder had an option to convert on March 31, 2022 without qualified financing which was extended through July 31, 2022. Extension has not occurred and can be converted at anytime. Conversion has not occurred as of December 31, 2022.

During 2022 and 2021, the Company recognized $60,566 and $4,041 in interest costs, consisting of $37,500 and $3,390 of principal interest and $23,066 and $651 of discount amortization, respectively, resulting in an effective interest rate of 15.0%. The remaining discount will be amortized through November 2023.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $25,000 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. As of December 31, 2022, the outstanding debt balance on the promissory note - line of credit is $100,000.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

6.	RELATED PARTY TRANSACTIONS (continued)

The convertible note bears interest at 13% and matures on October 28, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder has an option to convert on July 31, 2023.

During 2022, the Company recognized $3,466 in interest costs, consisting of $1,282 of principal interest and $2,184 of discount amortization, resulting in an effective interest rate of 17.33%. The remaining discount will be amortized through October 2024.

The Company early adopted the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Accordingly, management evaluated the conversion feature of the note for embedded derivatives and application of the substantial premium model of accounting of debt. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $49,098 and $11,849 as of December 31, 2022 and 2021, respectively.

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20% and matures May 27, 2023. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During 2022, the Company recognized $26,822 in interest costs.

The net carrying amount of the note was as follows:

	2022	2021
Note payable, related party	$650,000	$300,000

Discount on note payable - related party	(49,098)	(11,849)
Less current maturities	(550,000)	-
	(599,098)	(11,849)

	$50,902	$288,151

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

6.	RELATED PARTY TRANSACTIONS (continued)

The future maturities of the related party note payable are as follows:

Year ending December 31,
2023	$550,000
2024	100,000
$650,000

The Company had additional amounts due to related parties of $21,958 and $0 at December 31, 2022 and 2021.

7.	WARRANT

In November 2021, in conjunction with the promissory note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling .5% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company’s estimated fair value of $12,500 as a component of equity. In March 2022, the common units subject to purchase was increased to be equal to 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company’s estimated fair value of $37,500 as a component of equity. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

In October 2022, in conjunction with the promissory note - line of credit note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 1% of the fully-diluted membership interests in the Company on the date of the exercise. The warrant was recorded at the Company’s estimated fair value of $25,000 as a component of equity. The exercise price of the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

8.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) which was closed in February 2023 (see note 15). The Company withdrew out $94,531 of the cash flow raised as of December 31, 2022. The SAFE will automatically convert into Conversion Units upon the closing of the next equity financing or in the event of a Company transaction prior to the next equity financing, which ever comes first. Conversion has not occurred as of December 31, 2022.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

9.	LEASES (AFTER ADOPTION OF ASC 842)

The Company leases an office space and residential apartment. The operating leases are short- term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $16,007 for the year ended December 31, 2022 and $773 for the period from March 18, 2021 through December 31, 2021, respectively.

10.	MEMBERS’ EQUITY

The Company had the following equity balances:

	2022	2021
Series A Units, 1,500,000 units authorized; 500,000 units issued	$500,000	$500,000
Common Units, 3,500,000 units authorized; 2,055,549 units issued	200,000	-
Series B, 400,000 units authorized, 378,300 units issued	-	-
Warrants	75,000	12,500
Accumulated deficit	(1,364,998)	(503,716)
	$(589,998)	$8,784

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributed above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

11.	MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated “profits interests” within the meaning of the Internal Revenue Service’s Revenue Procedures 93-27 and 2001-43. The time- based service condition period of the units is four years and the units also contain a performance condition requiring a change-of-control event to vest. Due to the performance condition not being probable as of the date of the financial statements, the Company has not recorded any expense for the Series B Units issued. The 156,099 B-2 units issued during 2022 have a service- related period vesting through May 2026 and the 222,201 B-1 units issued during 2021 were fully vested at the date of issuance.

12.	CONCENTRATIONS

There were no concentrations noted in 2022. The Company recognized approximately 21% of its revenue from two brokered royalty transactions for the period from March 18, 2021 through December 31, 2021.

13.	RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company’s management, none of these matters will have a significant effect on the Company’s financial position.

14.	GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed to through May 1, 2024. The Company has operated at a net loss in 2022 of $861,282 and the cash flow from operations was negative $311,924. Several of the promissory notes outstanding at December 31, 2022 have current maturity dates in the coming 12 months. These facts and circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through May 1, 2024. Management believes they will continue to find financing sources during 2023 and 2024. Management is also working to attract other artists to the platform and has a high probability of working on several music catalogs with known artists in 2023.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements

December 31, 2022 and 2021

14.	GOING CONCERN (continued)

Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facilities as they fall due in 2023. However, as described above, management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company’s ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

15.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events through April 28, 2023, the date the financial statements were available to be issued.

The Company signed a promissory note agreement on January 20, 2023 with a related party of $100,000. The promissory note bears interest at 20% and matures on January 20, 2024.

The Company entered into a promissory note agreement in February 2023 with a related party of $100,000. The promissory note bears interest at 10% and 10% of profit on the music royalty deal specified in the agreement and matures in July 2023. The promissory note will increase the interest and profit by 1% each month the promissory note extends past July 2023 until it reaches 16%.

The Company entered into a promissory note agreement on March 27, 2023 with an investor of $100,000. The promissory note bears interest at 10% and 11% of profit on the music royalty deal specified in the agreement and matures on July 31, 2023.

The Company issued common units of 5,906 for a total of $30,000 in February 2023.

The Company closed the Simple Agreement for Future Equity as of February 28, 2023.

Item 8. Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Broker-Dealer Agreement with Dalmore Group LLC*
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Limited Liability Company Agreement of RoyaltyTraders LLC*
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors^
4.1	Form of Subscription Agreement**
6.1	Contribution Agreement dated April 26, 2021 between RoyaltyTraders LLC and Sean Peace.*
6.2	Service Order Agreement dated March 18, 2021 between DevelopScripts, LLC and RoyaltyTraders LLC*
6.3	Employment Agreement with Sean Peace*
6.4	Management Fee Agreement with Alex Guiva*
6.5	“Hit the Quan” Royalty Share Agreement*
6.6	Form of Listing Agreement**
6.7	Note Purchase Agreement, Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021**
6.8	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021 ****
6.9	“Chippass” Royalty Share Agreement***
6.10	Unsecured Promissory Note dated May 27, 2022 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.***
6.11	Amendment to Unsecured Promissory Note dated May 27, 2022 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA ^^^
6.12	Convertible Promissory Note - Line of Credit Agreement between the Company and Alex Guiva dated October 28, 2022 ^^^
6.13	Warrant Purchase Agreement dated October 28, 2022 between the Company and Alex Guiva^^^
6.14	“Fear No More” Royalty Share Agreement ^^
6.15	“Onyx, Travis Scott, The Notorious B.I.G. & More” Royalty Share Agreement^^^
6.16	“YoungBoy NBA - Drawing Symbols” Royalty Share Agreement^^^
6.17	“Cross Me” Royalty Share Agreement ^^
6.18	“Young L” Royalty Share Agreement##
6.19	“Cainon Lamb” Royalty Share Agreement##
6.20	“Erik Cain” Royalty Share Agreement##
6.21	Unsecured Promissory Note dated January 10, 2023 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.##
8	Form of Escrow Agreement*

##	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
*	Previously filed as an exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
****	Previously filed as an exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference.
^	Previously filed as an exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022.
^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022.
^^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager, principal executive officer, principal financial officer, and principal accounting officer	on May 1, 2023
Sean Peace

/s/ Alexander Guiva	Manager	on May 1, 2023

Alexander Guiva